

02005820

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2002
WASH. D.C. 354 SECTION

SEC FILE NUMBER
8- 41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Jacinto Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5949 Sherry Lane, Suite 960
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling (214) 696-1050
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH ETHEREDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAN JACINTO SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MEAG HEREDGE
Notary of Texas
My Commission expires 11-10-03

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
San Jacinto Securities, Inc.
5949 Sherry Lane, Suite 960
Dallas, Texas 75225

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc. as of December 31, 2001, and the related statements of income, of changes in stockholders' equity, of cash flows, and of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 24, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



Exhibit A

San Jacinto Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and money market accounts	$ 407,047
Receivables from brokers or dealers	
Clearance account	10,637
Receivables from noncustomers	48,048
Secured Demand Note Receivable	100,000
Securities owned (at market value)	242,991
Property, furniture, equipment and leasehold improvements (at cost net of accumulated depreciation of $99,765)	10,106
Other assets	
Miscellaneous	7,254
Total assets	$ 826,083

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to brokers or dealers	
Clearance account	30,741
Accounts payable and accrued liabilities	9,739
Liabilities subordinated to claims of General Creditors	100,000
Total liabilities	140,480
Stockholders' equity	
Common stock (.10 par value, 30,000 shares authorized, 25,000 shares issued and outstanding)	2,500
Additional paid-in capital	147,500
Retained earnings	535,603
Total stockholders' equity	685,603
Total liabilities and stockholders' equity	$ 826,083

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

Exhibit B

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance beginning of period	$ 2,500	$ 147,500	$ 517,389	$ 667,389
Net income for period	- 0 -	- 0 -	18,214	18,214
Balance at end of period	$ 2,500	$ 147,500	$ 535,603	$ 685,603

The accompanying notes are an integral part of this statement.

Exhibit C

San Jacinto Securities, Inc.
Statement of Income
Year Ended December 31, 2001

Revenues	
Commissions	$ 1,366,189
Gains on firm securities trading accounts	100,688
Interest	11,813
Other revenues	1,185
Total revenues	1,479,875
Expenses	
Salaries and other employment costs for voting stockholders/officers	394,881
Other employee compensation and benefits	585,783
Clearance and registration fees	82,833
Other expenses	398,164
Total expenses	1,461,661
Net income	$ 18,214
Income per share	$ 0.73

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Exhibit D

Cash flows from operating activities:		
Net income	$	18,214
Non cash expenses, revenue, losses and gains included in net income:		
Depreciation		5,764
(Increase) in accounts receivable from broker/dealers	(	71)
Decrease in securities owned		163,211
Decrease in other assets		145
Decrease in accounts payable	(	51,643)
Decrease in payable to brokers or dealers	(	92,821)
Net cash flow provided by operating activities		42,799
Cash flows from investing activities		
Purchase of office furniture	(	9,247)
Net cash used in investing activities	(	9,247)
Net increase in cash and money market accounts		33,552
Cash and money market accounts at the beginning of the year		373,495
Cash and money market accounts at the end of the year	$	407,047

Supplemental Cash Flow Information:

Interest expense actually paid	$	4,000
Income taxes actually paid	$	- 0 -

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.

Exhibit E

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Balance, December 31, 2000	$ 100,000
Borrowing pursuant to secured demand note collateral agreement	- 0 -
Balance, December 31, 2001	$ 100,000

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain accounting policies selected by management.

A. General

San Jacinto Securities, Inc. operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. From time to time, the Company participates as part of the "selling group" in underwritings. All underwritings in which the Company participated were on a "best efforts" basis. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, (Act).

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts.

D. Fixed Assets

The Company uses three year straight line depreciation. Total depreciation expense for 2001 was $5,764.

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

1. Summary of Significant Accounting Policies (cont'd)

F. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities and spot commodities owned and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

G. Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and accordingly no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers and Dealers

Pursuant to the correspondent agreement with Southwest Securities, Inc., all customer accounts are forwarded to Southwest Securities, Inc. on a fully disclosed basis. San Jacinto Securities, Inc. has placed a $10,637 clearing deposit with Southwest Securities, Inc.

3. Securities Owned

Securities owned at December 31, 2001 consisted of trading securities as follows:

	Cost	Market Value
Corporate stocks	$ 61,785	$ 242,991

4. Federal Income Tax

Effective January 1, 1990, the Company elected to be taxed as a Subchapter S Corporation. Had the election not been made, the company would have had a tax liability of approximately $2,700. There is no substantial difference between the book basis and tax basis of net assets.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

In addition, the net capital rule provides that equity capital may not be withdrawn or cash dividends paid if resulting aggregate indebtedness to net capital ratio would be less than 10 to 1 or net capital is reduced below the minimum required net capital. At December 31, 2001, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percent of Aggregate Indebtedness
$ 100,000	$ 655,208	$ 555,208	1

6. Commitments and Concentrations of Credit Risk

The Company leases office space pursuant to a written agreement with Sterling Plaza, LTD. The agreed monthly rental is currently $6,046. Rent expense relating to this lease in 2001 was $76,692. The remaining aggregate minimum lease payments are as follows:

Year Ended December	Amount
2002	$ 72,552
2003	12,092
Total	$ 84,644

In addition, the Company leases one vehicle, several computers and a copier. The total remaining aggregate minimum lease rental is as follows:

Year Ended December	Amount
2002	$ 12,160
2003	5,224
Total	$ 17,384

The Company maintains balances at BankOne in excess of federally insured amounts.

6. Commitments and Concentrations of Credit Risk (cont'd)

Due to the nature of the Company's business, the Company may become party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of Management, all such matters would currently be of such kind, or involve such amounts, that an unfavorable disposition would not have a material affect on the financial position of the Company.

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Secured Demand Note Receivable and Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2001, are listed below:

Secured note collateral agreement	8%	Due February 28, 2002

In connection with this secured note collateral agreement, the Lender executed a secured demand note receivable in the amount of $100,000 to the Company.

Security for the secured demand note receivable is a U. S. Treasury Note with a market value at December 31, of $159,153.

The subordinated borrowing is covered by an agreement approved by the National Association of Security Dealers (NASD) and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2001, the Company contributed $49,162 to the plan.

9. Retained Earnings

The Company's retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, including subsequent distributions charged. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholders.

The balance of retained earnings at December 31, 2001 consists of the following:

Retained Earnings (prior to January 1, 1990)	$	7,450
Accumulated Adjustment Account		528,153
Total	$	535,603

10. Fair Value of Financial Instruments

Cash, money market funds, receivables, securities owned, payable to brokers/dealers accounts payable and accrued liabilities approximate their respective fair values as of December 31, 2001 due to the short maturity of these instruments or their being recorded at quoted market value.

11. Related Party

As of December 31, 2001, the Company had advanced the majority owner $45,375.

Schedule 1

San Jacinto Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001

Total stockholders' equity	$	685,603
Add liabilities subordinate to claims of general creditors		100,000
Total stockholders' equity qualified for net capital		785,603
Deductions		
Total nonallowable assets from statement of financial condition	(	65,408)
Other additions or allowable charges		- 0 -
Total deductions	(	65,408)
Net capital before haircuts on securities positions		720,195
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]		
Other securities	(	39,880)
Undue concentration	(	25,107)
Net capital	$	655,208
Ratio: Aggregate indebtedness to net capital		Nominal

The accompanying notes are an integral part of this schedule.

San Jacinto Securities, Inc.
Reconciliation of Net Capital Requirements
Pursuant to Rule 17a-5d4
December 31, 2001

Schedule 2

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$ 655,299	$. 91	$ 655,208

Adjustments effecting net capital is due to a change in undue concentration.

The accompanying notes are an integral part of this schedule.

San Jacinto Securities, Inc.
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2001

Schedule 3

San Jacinto Securities, Inc., claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 Section (k)(2)(ii). As an introducing broker, San Jacinto Securities, Inc., clears all transactions with and from customers on a full disclosed basis with Southwest Securities, Inc. All customer funds and securities are promptly transmitted to Southwest Securities, Inc.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2001

San Jacinto Securities, Inc., operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to Southwest Securities, Inc. on a same day-basis.

The accompanying notes are an integral part of this schedule.

SAN JACINTO SECURITIES, INC.

Independent Auditor's Report on Internal Accounting Control

December 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2002
354
WASH, D.C.
SECTION

San Jacinto Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2001

In planning and performing our audit of the financial statements and supplemental schedules of San Jacinto Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by San Jacinto Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


D C

San Jacinto Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2001

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. It is noted that due to the relatively small size of the office and a minimum number of persons employed in the accounting department, a complete separation of duties deemed necessary for ideal internal control is not present; however, after giving due consideration to the limited number of personnel, our study and evaluation did not disclose to us any other weaknesses that we believe to be material as of December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the N.A.S.D. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



January 24, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



SAN JACINTO SECURITIES, INC.

December 31, 2001

FINANCIAL STATEMENTS

San Jacinto Securities, Inc.

FINANCIAL STATEMENTS

December 31, 2001

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